Exhibit 1.1

Allen Mooney & Barnes Brokerage Services, LLC

Serving as Broker-Dealer in Certain Defined States

April __, 2014

By E-Mail and Hand-Delivery

Board of Directors

Prime Meridian Holding Company

1897 Capital Circle, N.E.

Tallahassee, Florida 32308

Attn: Richard Weidner, Chairman

Ladies and Gentlemen:

This letter agreement (the “Agreement”) confirms the engagement of Allen Mooney & Barnes Brokerage Services, LLC. (hereinafter referred to as “AMB”), a Georgia limited liability company and member firm of FINRA and SIPC, to serve as the placement agent to Prime Meridian Holding Company (“PMHC” or the “Company”) in connection the offer and sale of PMHC’s common stock (the “Securities”) in certain states listed below. This engagement shall be based upon the terms and conditions set forth in this Agreement.

Scope of Engagement and Services

As placement agent for PMHC, AMB shall offer the Securities to prospective investors residing solely in the States of Alabama, Virginia and Pennsylvania (the “Listed States”). AMB will perform such limited investment banking services as it may deem necessary and appropriate in connection with the sale of the Securities. AMB will offer the Securities for sale solely through the use of offering materials filed by PMHC with the U.S. Securities and Exchange Commission (collectively, the “Offering Materials”).

PMHC further acknowledges and agrees that this Agreement does not constitute an agreement or a commitment, express or implied, by AMB or any of our affiliates to underwrite, purchase or place any Securities or to provide any type of financing therefor.

PMHC further acknowledges and agrees that all opinions and advice (written or oral) given by AMB to the Company in connection with this engagement are intended solely for the benefit and use of PMHC and its senior management and directors, and that no third parties are entitled to rely on any such information provided by AMB to PHMC.

PMHC further acknowledges and agrees that AMB’s agreement to provide the services hereunder shall be subject to, among other things, the absence of adverse changes to the Company’s business or financial condition, receipt by the Company of all applicable regulatory approvals, approval by AMB’s investment committee, and any other conditions that AMB may deem necessary and appropriate. It is expressly understood and agreed that AMB is not undertaking to provide any advice relating to legal, regulatory, accounting or tax matters. In furtherance thereof, PMHC acknowledges and agrees that: (a) it and its affiliates have relied and will continue to rely on the advice of its own legal, tax and accounting advisors for all matters relating to the sale of the Securities, and all other matters; and (b) neither it, nor any of its affiliates, has received, or has relied upon, the advice of AMB or any of its affiliates regarding matters of law, regulation, taxation or accounting.

Compensation

For the services described above, PMHC agrees to pay AMB the following compensation:

1.	A $2,500 retainer (the “Retainer”), due upon the signing of this Agreement (which shall be refunded by AMB to PMHC if fewer than 20,000 shares are sold in the Listed States);
2.	A commission payment of 25 basis points per share upon the sale of up to 320,000 shares of common stock in the Listed States (the “Commission”); and
3.	Out of pocket expenses, not to exceed $5,000, subject to AMB providing detailed receipts of those expenses.

PMHC acknowledges that at the end of the Offering, and following the receipt by the Company of the gross proceeds of the Securities sold in the Listed States, the Company shall wire to AMB (pursuant to wire transfer instructions provided by AMB) the Commission and any outstanding out-of-pocket expenses not exceeding $5,000 in the aggregate.

Representations, Warranties and Agreements of the Company

PMHC represents and warrants to, and agrees with AMB, that:

1.	PMHC has not taken, and will not take, any action, directly or indirectly, that may cause the sale of the Securities to fail to be entitled to an exemption from registration under the U.S. federal securities laws, and applicable state securities or “blue sky” laws in the United States where the Securities are offered or sold. The Company shall be responsible for any costs and expenses associated with filings and applications with any government or regulatory body required in connection with the sale of the Securities.

2.	The Offering Materials will not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements contained therein, in light of circumstances under which they were made, not misleading. The Company agrees to provide AMB with: (i) prompt notice of any material development affecting the Company or the occurrence of any event or other change known to the Company that could result in the Offering Materials containing an untrue statement of material fact or omitting to state any material fact necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading; (ii) copies of any financial reports as soon as reasonably practicable and (iii) such other information concerning the business and financial condition of the Company as AMB may from time to time reasonably request. AMB will have the right to utilize the Offering Materials furnished by or on behalf of the Company in connection with the Offering.

3.	PMHC agrees to furnish (and will use commercially reasonable efforts to cause any applicable third party to furnish) AMB with such information as AMB reasonably believes appropriate to fulfill its obligations under this Agreement (all such information so furnished being the “Information”). The Company recognizes and confirms that AMB: (i) will use and rely primarily on the Information and on other information available from generally recognized public sources in performing its services under this Agreement without having independently verified the same; and (ii) does not assume responsibility for the accuracy or completeness of the Information and such other information and is not obligated to conduct any independent verification or any appraisal or physical inspection of PMHC’s properties or assets. AMB will assume that all financial facts have been prepared in good faith and reflect then currently available estimates and judgments of the Company’s management as to the expected future financial performance of the Company, and that such judgments and estimates are reasonable.

Confidentiality

AMB acknowledges that a portion of the Information may contain confidential and proprietary business information concerning the Company, and that the Company may designate any information provided to AMB in connection with its engagement as “Confidential” (all such Information so designated by the Company as “Confidential” shall be referred to herein as “Confidential Information”). AMB agrees that, except as otherwise required by law, judicial process or regulatory request or demand, or as contemplated by its engagement hereunder, to maintain the confidentiality of such Confidential Information; provided, that such Confidential Information may be disclosed to AMB employees, agents and representatives who need to know such information for the purpose of assisting AMB in rendering the services contemplated hereunder (it being understood that such persons shall be informed that such Information is designated as Confidential Information subject to the terms and conditions of this Agreement). The confidentiality agreement hereunder shall not apply to Information which: (i) becomes generally available to the public other than as a result of a disclosure by AMB or its representatives; (ii) was available on a non-confidential basis prior to its disclosure to AMB; or (iii) becomes available to AMB on a non-confidential basis from a source other than the Company or its representatives provided that such source is not known to AMB to be bound by a confidentiality agreement with the Company. Upon the termination or expiration of this Agreement, AMB shall return or confirm destruction of all Confidential Information to the Company, except to the extent that applicable law (including, but not limited to, securities industry document retention requirements) requires AMB to retain such Confidential Information, and any such retained Confidential Information shall be stored in a manner consistent with this Agreement.

Indemnification

In connection with AMB’s engagement as provided herein, the Company agrees to indemnify and hold harmless AMB and its affiliates, agents and employees and each other person, if any, controlling AMB or any of its affiliates and each of their respective successors and assigns (each, an “Indemnification Party”) to the fullest extent permitted by law, from and against any losses, direct or class action claims, damages, costs or liabilities related to or arising out of such engagement or AMB’s role in connection therewith, and will reimburse AMB and any other party entitled to be indemnified hereunder for all expenses (including reasonable legal fees and costs of production or response) as they are incurred by AMB or any such other Indemnification Party in connection with investigating, responding, preparing or defending any such regulatory inquiry, subpoena or discovery response, action or claim, whether or not in connection with pending or threatened litigation in which AMB is a party or inquiry of which AMB is subject. The Company will not, however, be responsible for any losses, claims, damages, costs, liabilities or expenses which are finally judicially determined to have resulted primarily from AMB’s gross negligence or intentional misconduct

PMHC agrees that it will not, without the prior written consent of AMB, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened civil claim, action, suit, investigation, testimony or proceeding in respect of which indemnification or contribution may be sought hereunder.

Conflicts

PMHC and AMB are both aware that Sammie Dixon, Chief Executive Officer of PMHC, and Kimberly Dixon, an Associate Vice President of AMB, are husband and wife and that Kimberly Dixon will be assisting AMB in the sale of the Securities. PMHC and AMB are each aware of the potential conflict of interest that the Dixons’ personal relationship may present. In that regard, the Dixons have both executed a written representation, attached as Exhibit A to this Agreement, which acknowledges that (i) they understand they are prohibited from sharing with one another any material non-public information regarding PMHC, (ii) they have not shared and will not share material non-public information regarding PMHC with anyone, including prospective purchasers of the Securities, and (iii) their personal relationship will be disclosed to any persons or entities to whom the Securities are offered in the Listed States as contemplated by this Agreement.

AMB’s Chief Compliance Officer, Carla Roach, will oversee Kimberly Dixon’s activities in regards to the sale of the Securities. PMHC and AMB each represents that it will provide written notification to the other should either learn that material non-public information regarding PMHC has been shared between the Dixons or between the Dixons and any other party. PMHC and AMB will jointly determine how, if at all, this information will affect AMB’s continuing ability to participate in the offering of the Securities.

Miscellaneous

PMHC acknowledges and agrees that AMB has been retained to act as its broker-dealer in the Listed States. The Company’s engagement of AMB is not intended to confer rights upon any person other than the Company. In such capacity, AMB shall act as an independent contractor, and any duties arising out of its engagement shall be owed solely to the Company. It is understood that AMB’s responsibility to PMHC is solely contractual in nature, that AMB shall not owe the Company or any other party any fiduciary duty, and that AMB shall not owe any third party any duty under law or equity as a result of the services provided by AMB under this Agreement.

This Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and all prior agreements, understandings or negotiations are integrated into and superseded by this Agreement. This Agreement cannot be modified or changed, nor can any of its provisions be waived, except by written agreement signed by both parties. No waiver, amendment or other modification of this Agreement shall be effective unless in writing and signed by each party hereto.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida applicable to contracts executed in and to be performed in that state, without regard to such state’s rules concerning conflicts of laws. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect pursuant to the terms hereof.

Please confirm the Company’s agreement to the terms and conditions set forth herein by signing this Agreement where indicated below and delivering such executed Agreement to AMB.

Sincerely,

Allen, Mooney & Barnes Brokerage Services, LLC

By: Richard Mooney, Managing Member

By: Carla Roach, Chief Compliance Officer

The undersigned hereby agrees to the above terms as of this             day of April, 2014.

Prime Meridian Holding Company

By: Richard Weidner

Chairman of the Board

Representations and Acknowledgements

Sammie Dixon serves as Chief Executive Officer of Prime Meridian Holding Company (“PMHC”). Kimberly Dixon serves as an Associate Vice President of Allen Mooney & Barnes Brokerage Services, LLC (“AMB”). Sammie Dixon and Kimberly Dixon (collectively, the “Dixons”) are husband and wife. AMB has been retained by PHMC to serve as placement agent for PHMC in connection with the offer and sale of certain shares of common stock of PHMC to prospective purchasers in certain limited states (the “Offering”).

The Dixons acknowledge and understand that AMB has been retained by, and will receive monetary compensation from, PMHC for assisting PMHC in connection with the Offering. The Dixons further acknowledge and understand that because of their positions with PMHC and AMB, respectively, their personal relationship presents the potential for a conflict of interest that could arise in the event that Kimberly Dixon were to receive material non-public information about PMHC from Sammie Dixon.

To address that potential conflict of interest, the Dixons each represent and acknowledge the following:

1.	they each understand that they are prohibited from sharing with one another any non-public information of any kind regarding PMHC; and

2.	they have not shared and will not share non-public information regarding PMHC with one another or with anyone else, including prospective purchasers of PMHC stock.

The Dixons acknowledge and understand that PMHC and/or AMB may instruct that they refrain from involvement in the offering and/or sale of PMHC stock at any time and that they will abide by such instructions regardless of which entity initiates those instructions.

Acknowledged and understood this             day of             , 2014.

Sammy Dixon	Kimberly Dixon

Date	Date